UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(RULE 13d-102)

Information to be included in statements filed

pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Rayonier Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

754907103 (CUSIP Number)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Rayonier Inc.	CUSIP No.: 754907103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Arnhold and S. Bleichroeder Advisers, LLC Tax ID # 57-1156902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 5,201,131 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 5,201,131 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,201,131
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 10.31%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

Issuer: Rayonier Inc.	CUSIP No.: 754907103

ITEM 1	(a)	Name of Issuer: Rayonier Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 50 North Laura St. Jacksonville, FL 32202

ITEM 2	(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC

	(b)	Address of Principal Business Office: 1345 Avenue of the Americas New York, NY 10105

	(c)	Citizenship: Delaware, USA (Place of Incorporation)

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 754907103

ITEM 3	If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Rayonier Inc.	CUSIP No.: 754907103

ITEM 4.	Ownership.

(a) Amount beneficially owned: 5,201,131

(b) Percent of class: 10.31%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 5,201,131

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 5,201,131

(iv) Shared power to dispose or to direct the disposition of 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Arnhold and S. Bleichroeder, LLC (“ASB”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 5,201,131 shares or 10.31% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of ASB have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The First Eagle Global Fund, a registered investment Company for which ASB acts as investment adviser, may be deemed to beneficially own more than 5% of the outstanding common stock of the Company.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8.	Identification and Classification of Members of the Group.

N/A

ITEM 9.	Notice of Dissolution of Group

N/A

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2005

Signature:	/s/ Mark Goldstein
Name/Title:	Mark Goldstein, Senior Vice President